

October 2, 2013

<u>Via E-mail</u>
Miguel Dotres
Chief Executive Officer
OICco Acquisition IV, Inc.
4412 8th St., SW
Vero Beach, FL 32968

> **Re:** **OICco Acquisition IV, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed August 29, 2013**
> **File No. 333-165760**

Dear Mr. Dotres:

We have reviewed your amended filing and response letter dated September 9, 2013, and have the following comments. References to prior comments refer to those in our letter dated January 23, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

    o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that Miguel Dotres has replaced Ronald Davis as the new sole officer, director, and shareholder of the company. Please ensure that disclosure throughout the filing is updated accordingly. We note the following as examples of disclosures that appear to require revision:

- the references to Mr. Davis as your "sole officer and director" on pages 13 and 26;

- the discussion of the potential sale of Mr. Davis's shares on page 21;

- the disclosure regarding Mr. Davis's conflicts of interest at the top of page 24; and

- the beneficial ownership table on page 25, which indicates that Mr. Davis currently owns all of the outstanding shares of the company.

4.   We note your disclosure on page 10 that Mr. Dotres is also the sole officer and director of another blank check company, OICco Acquisition I, Inc. Further to prior comment 3, with respect to OICco Acquisition I and any other blank check companies with which Mr. Dotres is involved that are subject to SEC reporting obligations, please tell us in your response letter the status of each such company's attempts to raise capital through a registered offering of securities, as well as the status of each such company's efforts to effect a business combination. To the extent any of the blank check companies with which Mr. Dotres is involved has entered into a business combination agreement, please

briefly describe the target company and the terms and status of the acquisition. Please update disclosure throughout the filing as appropriate to reflect the success, or lack thereof, that OICco Acquisition I and any other blank check companies controlled by Mr. Dotres have had to date with respect to raising capital and acquiring an operating company.

Risk Factors

"Shares eligible for future sale…," page 13

5.   Please revise this discussion to reflect that you are a shell company and that as such, holders of your restricted or control securities will not be able to sell their securities in reliance on Rule 144 until such time, if ever, as you meet the requirements of Rule 144(i)(2). We note your discussion in this regard on page 18.

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

6.   We refer to the following assertions made in this section:

- Mr. Dotres has participated in "all aspects of corporate management at the highest levels;"
- "He has served as served as a Board Member, Officer and Director for many of these companies;" and
- "Mr. Dotres has played an integral part in all aspects of operations; from startup companies to fully operating corporations both private and public."

Please remove these general promotional claims, or revise them to provide specific examples from Mr. Dotres's business experience.

7.   Please also expand your disclosure regarding Mr. Dotres's experience to discuss his involvement with OICco Acquisition I, Inc.

8.   We note the biographical information regarding Mr. Davis at the bottom of page 23 and the discussion of his conflicts of interest with respect to the company on page 24. Please describe Mr. Davis's current involvement with the company, and ensure that the information presented here is current. In this regard, we note that the biographical information presented on page 23 primarily relates to Mr. Davis's experience from 2005 to 2008.

Certain Relationships and Related Transaction, page 26

9.   You disclose here that Mr. Dotres is "the only promoter of the company." Please also name Mr. Davis as a promoter, since he took initiative in founding and organizing the company and received 8 million shares as consideration for doing so. If you determine that Mr. Dotres is not a promoter as defined in Securities Act Rule 405, please provide support for this determination in your response letter with reference to the definition.

<u>Exhibit 99a. Escrow Agreement</u>

10.   Please file an updated executed escrow agreement. In this regard, we note that the agreement currently on file is executed by Mr. Davis as the selling shareholder and contemplates that up to $900,000 in funds may be deposited into the escrow account.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: <u>Via E-mail</u>
        Harold Gewerter, Esq.